EXHIBIT 99.2

Press Release

Total Starts Up its Second Solar Power Plant in Japan

Paris/Tokyo, June 3, 2019 - Total has started up commercial operation of a 25-megawattpeak solar power plant in Miyako, in Iwate Prefecture on Japan’s Honshu Island. Completed two years after the beginning of construction, the plant will generate enough clean and reliable electricity to serve over 8,000 Japanese households.

"We are proud of the successful start-up of our second solar power plant in Japan. The success of the Miyako project is fully in line with our ambition to develop low-carbon electricity worldwide," said Julien Pouget, Senior Vice-President Renewables at Total.

The solar power plant is designed to fully meet Japan’s stringent earthquake-resistant building standards. The facility is operated with nearly 77,000 high-efficiency SunPower solar panels, ensuring the highest performance in difficult weather conditions, including snow and low temperatures. The plant is connected to the electricity distribution grid to supply energy through the regional utility company.

The Miyako plant is jointly owned by Total Solar (50%) and Chubu Electric Power Co.,Inc. (50%), one of Japan’s largest electric power utilities.

Total & low carbon electricity

As part of its ambition to become the responsible energy major Total is building a profitable low carbon electricity business, with the objective that represents 15-20% of its sales mix by 2040. Total is investing between $1.5 and $2 billion per year in low carbon electricity from gas and renewables.

With over 40 years of expertise in solar, Total actively contributes to the development of solar energy worldwide by building and operating solar power plants and supplying solar electricity produced on the customer’s site, to residential, industrial and commercial buildings.

At the end of 2018, the cumulated low carbon power capacity installed by Total was 2.7 gigawatt globally, in Group’s equity share.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 207 719 7962 l ir@total.com

* * * * *

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.